UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GALLARDA, MAURICE W.
   Southwest Water Company
   225 N. Barranca Avenue, Suite 200
   West Covina, CA  91791-1605
   USA
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President of New Business Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $0.01 Par Val|04/30/|S   | |1,638             |D  |$12.50-12.5|5 (1)              |D     |                           |
ue                         |01    |    | |                  |   |3          |                   |      |                           |
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Common Stock, $0.01 Par Val|      |    | |                  |   |           |                   |      |                           |
ue                         |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 Par Val|      |    | |                  |   |           |                   |      |                           |
ue                         |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$7.80   |02/04|A   | |8,437      |A  |/1   |02/05|Common Stock|8,437  |       |8,437       |D  |            |
(Right to Buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$9.06   |08/05|A   | |6,562      |A  |/2   |08/06|Common Stock|6,562  |       |6,562       |D  |            |
(Right to Buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$11.65  |01/15|A   | |9,375      |A  |/3   |01/16|Common Stock|9,375  |       |9,375       |D  |            |
(Right to Buy)        |        |/00  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Employee Stock Option |$11.25  |01/08|A   | |15,000     |A  |/4   |01/09|Common Stock|15,000 |       |15,000      |D  |            |
(Right to Buy)        |        |/01  |    | |           |   |     |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |(39,374)    |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Includes 472 shares acquired in April under the SWWC Employee Stock Purchase Plan and 5 shares acquired in April pursuant to the SWWC Dividend Reinvestment
Plan.
/1, /2 and /3 adjusted for stock splits/stock dividends on 10/20/99 and 01/19/01. /1 - Exercisable @ 1/5 a year beginning 2/4/00. /2 - Exercisable @ 1/5 a year beginning 8/5/00. /3 - Exercisable @ 1/5 a year beginning 1/15/01.
/4 - Exercisable @ 1/5 a year beginning
2/8/01.
SIGNATURE OF REPORTING PERSON
 /s/ Maurice W. Gallarda
DATE
 May 8, 2001